[Graphic omitted] Ahold
                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  March 3, 2004
                                 For more information:  +31 75 659 57 20

Ahold President and CEO Anders Moberg at Extraordinary Shareholders' Meeting :


"Setting new standards in corporate governance and performance"

"Good afternoon, dear shareholders, ladies and gentlemen.

Welcome to this special meeting on corporate governance. We are pleased to be among the first companies in the Netherlands to implement the Tabaksblat code. Our initiative takes us substantially toward complete compliance with the code. If not completely we will explain clearly why.

We are also very proud to be the first company to convene a meeting of shareholders devoted solely to corporate governance. We did this because there should be no question about the value we place on transparency. Corporate governance, accountability and controls are at the heart of our 'Road to Recovery' strategy.

The proposals before you today will result in significant improvement in transparency and a far-reaching increase in the power of Ahold's shareholders; they put Ahold at the forefront of corporate governance in the Netherlands.

In a few moments, Peter Wakkie and Sir Michael Perry will review these proposals in detail. Before I update you on the fundamental transformation, I want to make some remarks on 'dealing with the past' and the media attention.

By now, we've all read the crisis anniversary coverage, all the reconstructions, all the leaked reports and all the anonymous comments in the media. Our attention is constantly diverted to the past. We are asked to 'deal with the past'.

I do understand that you have questions. You are asking the right questions. And I certainly understand that you want answers. I also realize that we need to deal with the past as part of the process to regain your full trust.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302

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We will continue to cooperate fully with the extensive investigations still underway. We are committed to seeing this lengthy and complex legal process through to a conclusion that is in the best interests of all shareholders.

I hope you will understand that we cannot and will not spend our time on speculation. We have to base our response on facts. We will wait until the findings of the investigations before commenting on the allegations.

Every associate at Ahold recognizes that we do not have the luxury of time or distraction. Our future, the future returns to our shareholders and the value we bring to customers, depends upon our undivided focus on rebuilding the strength of our business. Shareholders must also understand the importance of our need to stay focused on improving our competitiveness in all markets.

Shareholders, you should recognize that the commotion will continue, as the company awaits the findings of investigations and other proceedings, including those by the SEC, the U.S. Department of Justice, the Dutch Prosecutor and the class action lawsuits.

With regard to this, ladies and gentlemen, and with all due respect for you as individuals and the people you represent, it is not in the best interests of the company to start any additional investigation. I want to appeal to you to wait at least until the current investigations are concluded.

Let me make it clear that the difficulties which occurred in 2003 were the result of poor controls, and the misguided actions of a handful of individuals, and not wholesale corruption throughout our company. Those individuals found to have been involved, have been dealt with. 39 executives and managers have been removed and 60 faced disciplinary action of different degrees.

In this regard, I'd like us all to remember that rumor and speculation, no matter how often repeated, are not evidence. These individuals have rights and we at Ahold will respect those rights. We endorse the centuries-old principle of innocence until proven guilty. And as soon as there is proof, we have taken and will take action.

We have spent, as stated before, over 100 million Euros on the legal and accounting advice fees in 2003. In addition, the costs related to the rights issue amount to about 115 million Euros. There are also additional fees on other financing activities. Needless to say that this is an enormous amount of money. We do not intend to be in this position ever again.

We have reported on several occasions that we are overhauling our financial controls to make them as strong as possible. The most important 'control' is making clear to our people what we expect of them going forward.

We have initiated a company-wide financial integrity program. This is aimed at 15,000 managers - the entire middle and top ranks of our organization. The goal of the program is to underscore the importance of integrity and to help our people in the real-world business environment.

However, it is one year on, and we have come a very long way in that time. If you are left with the impression that not much progress has been made, then you would be wrong. The transformation program is underway at unprecedented speed.

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First the rights issue. On behalf of our associates, we'd like to thank our shareholders for your vote of confidence in approving our recent 3 billion Euro rights issue. Ahold underwent one of the most extensive external audits in corporate financial history.

Following the completion of the independent investigations commissioned by Ahold, the General Meeting of Shareholders approved three years of restated accounts, on which the rights issue was based. This has provided us with the financial stability that we need to go forward.

Second, this meeting today and our corporate govemance initiatives are also important milestones, achieved without argument or delay. They are considered by third party experts to be amongst the best in the Netherlands. Peter Wakkie will explain our initiatives in greater detail.

No one should underestimate the extent to which we have gone, and will go, to establish good corporate governance. Ahold is a Netherlands-registered company but we also aspire to compliance with international standards of corporate governance. The vast majority of our business is in the United States, and we are quoted on the New York Stock Exchange. Hundreds of associates in both Europe and the United States are now involved in implementing the relevant requirements of the U.S. Sarbanes-Oxley legislation to ensure that we are fully compliant, as required by that law, by the end of 2005. Among other things resulting from the new law, every one of our operating company CEOs will be required to certify the financial accounts for their business unit. Hannu Ryopponen and I will then be personally required to sign off on Ahold's accounts as specified by U.S. law. There will be no room for error or irregularity.

Third, we are putting Ahold's house in order in many other far-reaching ways.
o The new management team is taking shape and is shaping the future. Three out of five Executive Board members are new. We have made announcements concerning the rotation of the remaining members of the Executive Board, and in so doing, have provided for both continuity and succession. The Supervisory Board is also undergoing a transition, as already announced and on today's agenda.
o I have just spent three weeks on business reviews throughout our company. And let me tell you, there is no doubt about the sense of urgency and dedication with which our teams are resolving the issues, and making plans to improve organic growth, decrease cost base and enhance competitiveness.
o The new management team under Larry Benjamin at U.S. Foodservice is making impressive progress in restoring U.S. Foodservice to competitive strength. The change process at U.S. Foodservice is underway and we look forward to updating you on its performance and business plan at the next shareholders' meeting.
o The re-shaping of the U.S. Retail business is also well underway. In January 2004, we began the integration of the Stop & Shop and Giant-Landover back offices, and the Ahold USA support office. Last month, we announced our intention to divest Bruno's and BI-LO, in addition to the sale of Tops convenience stores, Golden Gallon gas stations and forecourt stores.
o Our divestment and restructuring program in the other regions in which we operate is also on track. In January, we announced the closure of the European Competence Center. We are in the process of selling our Spanish operation and our hypermarkets in Poland. On Monday we announced the sale of Bompreco in Brazil and today we announced the sale of CRC Ahold in Thailand. Let me repeat that our financial situation is such that all our divestment candidates will be sold as part of a careful, caring process. There will be no fire sale.

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Essential is that the majority of our company is firmly focused on the future.
The entire company is engaged in bringing about a vital transformation: in structure, culture and leadership style required by our strategic business objectives. This transformation won't happen overnight, but I am confident that we will meet our objectives.

Before I hand over the meeting, may I conclude by saying that 2004 will be a year of action: for divestment, for restructuring, for cost-reduction, for increased efficiency and for competitiveness. The start of the year has been good, with sales in line with expectations.

We have made some clear but tough choices, and we are on track in achieving our 'Road to Recovery' strategic objectives.

We have a huge amount on our plate. In order to succeed, we must keep our associates focused on serving our customers and we must create the environment that keeps them motivated, in a year where we know that the negative publicity around the company's past will continue.

Nevertheless, we are moving, and we are moving fast. Our people are focused on restoring pride and credibility in our business. We are not dragging our heels. We are making good progress.

But the opinion that counts the most belongs to you - our shareholders. As CEO of Ahold, let me repeat my personal commitment to you:
First of all, accountability for results;
Second, integrity in how we do business;
and Third, my commitment to share all information as soon as investigations are finalized.
And please have some patience.

I took on this challenge and I am very confident about Ahold's future, but I and our 350,000 associates need your continuing support.

We are focused on creating value for you and our customers, and to set new standards in corporate governance and performance.

Thank you."

Anders C. Moberg
Ahold President & CEO

Ahold Corporate Communications: +31.75.659.5720


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statement, which only speaks as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to this forward-looking statement to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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